Mail Stop 4561

December 8, 2008

Michael Brennan, President
Micro Imaging Technology, Inc.
970 Calle Amanecer, Suite F
San Clemente, CA 92763

> **Re:** **Micro Imaging Technology, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed December 3, 2008**
> **File No. 000-16416**

Dear Mr. Brennan:

We have reviewed the above-captioned filing and your responses to our letter dated October 27, 2008, and have the following comments.

General

1.   Please provide the Tandy representations requested in our initial letter along with your next response. Please note that the representations should come directly from the company.

Amendment to Articles of Incorporation, page 5

Purpose and Effect of the Proposed Amendment, page 5

2.   We note the revised disclosure provided in response to prior comment 2 of our letter dated October 27, 2008 regarding potential strategic transactions. We specifically note that the last two sentences of the first paragraph of this section appear inconsistent with your response letter, where you state unambiguously that you do "not presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions or financings." Please revise your proxy statement to provide clear, unambiguous disclosure consistent with your response.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      If you have any questions please contact Evan S. Jacobson at (202) 551-3428 or, in his absence, the undersigned at (202) 551-3457. If you require further assistance, please contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney

cc: Via Facsimile (310) 312-6680
    Christopher Dieterich, Esq.
    Dieterich & Associates